Class F Expense Limitation Agreement

August 24, 2022

Apollo Diversified Credit Fund

9 West 57th Street
New York, New York 10019

Dear Board Members:

You have engaged us, Apollo Capital Credit Adviser, LLC (the “Adviser”), to act as the investment adviser to the Apollo Diversified Credit Fund (the “Trust” or the “Fund”), pursuant to an Amended and Restated Management Agreement dated as of August 24, 2022 (“Management Agreement”).

Commencing with the effective date of the Management Agreement until at least April 30, 2024, subject to the consideration and approval of the Management Agreement at the Trust’s annual meeting, we agree to waive management fees attributable to Class F shares and reimburse the Fund for all expenses the Fund incurs attributable to Class F shares to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (including taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) to the extent that they exceed 1.50% per annum of the Fund’s average daily net assets attributable to Class F shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser (or any successor thereto) in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses paid not more than three years from the date in which they were incurred; and (2) the reimbursement may not be made if it would cause both the Expense Limitation in effect at the time of the waiver and/or reimbursement and the Expense Limitation in effect at the time of the repayment to be exceeded.

Additionally, the Expense Limitation Agreement shall continue in effect so long as Class F shares are outstanding, provided that the Expense Limitation Agreement will automatically terminate if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that the Adviser shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of the Adviser or its parents). Furthermore, the Expense Limitation Agreement may not be terminated by the Adviser, but may be terminated by the Fund’s Board of Trustees, on written notice to the Adviser. This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

Yours Very Truly,

Apollo Capital Credit Adviser, LLC

By:
Name:	William Kuesel
Title:	Vice President
Date:	August 24, 2022

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

APOLLO DIVERSIFIED CREDIT FUND

By:
Name:	Kristin Hester
Title:	Chief Legal Officer
Date:	August 24, 2022